American International Group, Inc.
70 Pine Street
New York, NY 10270

Kathleen E. Shannon Senior Vice President, Secretary and Deputy General Counsel	TEL: 212-770-5123 FAX: 212-785-1584 KATHLEEN.SHANNON@AIG.COM
April 24, 2006
Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	American International Group, Inc. - - Form S-1 Registration Statement filed March 17, 2006 (File No. 333-132561)

Form 10-K for the year ended December 31, 2005 (File No. 1-8787)
Dear Mr. Riedler:
     We are in receipt of your letter dated April 12, 2006 and thank you for your comments concerning the captioned filings of American International Group, Inc. (“AIG”). We are pleased to respond to the questions and comments in your letter dated April 12, 2006 (the “Comment Letter”). In response to the Comment Letter we intend to promptly file an Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (“Amendment No. 1”) and an amendment to the above referenced Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 Form 10-K/A”).
     We have repeated your questions below in bold-face type to facilitate your review, followed by the responses of AIG in regular type. The numbers correspond to the numbers in the Staff’s letter.

AIG, page 1
3. Please expand the discussion to provide more detailed background and identifying information concerning Starr and SICO and their relationship with AIG.
In response to the Staff’s comment, AIG intends to include an expanded discussion of AIG’s relationship with Starr and SICO by adding new disclosure in Amendment No. 1 as shown in Annex A hereto.
The downgrades in AIG’s credit ratings . . ., page 2
4. Please expand the discussion to put the respective ratings designations in context, e.g., fourth highest of twelve ratings. In addition, please define the terms negative ratings outlook and ratings watch negative or negative watch the first time you use these terms.
In response to the Staff’s comment, AIG intends to expand the ratings discussion in Amendment No. 1 to put the respective ratings designations in context and define the rating agency terms addressed in the Staff’s comment by including the revised paragraphs as shown in Annex B hereto.
5. We note your reference to actions taken by the major rating agencies from March through June 2005. Please discuss if the company has received any communications from these major rating agencies related to whether you or your subsidiaries may be downgraded further or placed on a credit watch for possible downgrading.
In April 2006, Fitch removed AIG and its subsidiaries from Rating Watch Negative and affirmed these ratings with a stable outlook. AIG intends to update its disclosure to reflect this action, as also shown in Annex B hereto. AIG has not received any other communication from the major rating agencies related to a further downgrade of AIG or any of its subsidiaries or placing AIG or any of its subsidiaries on a credit watch for possible downgrading.
Downgrades in AIG’s debt ratings will adversely affect AIG’s results of operations, page 2
6. Please expand the discussion to quantify how the downgrades have affected and may affect your results of operations. For example, to the extent practicable, quantify the increase in borrowing costs as a result of the downgrades.
AIG knows of no verifiable method to quantify how the downgrades have affected or may affect AIG’s results of operations or to quantify the increase in AIG’s borrowing costs as a result of the downgrade.

A company’s borrowing cost is composed of two components: 1) the underlying risk-free rate, which in the U.S. is based on the rate of U.S. Treasury securities of comparable duration and 2) the credit spread, which is the additional interest cost for an individual issuer based on the bond market’s evaluation of the credit characteristics of that issuer. For investment grade issuers, the risk-free rate generally represents the larger component of borrowing costs.
The credit spread of an individual issuer, such as AIG, varies over time based on the bond market’s estimation of the credit risk of that issuer. The spread also reflects the market’s overall appetite for credit risk. While credit ratings influence the market’s evaluation of an issuer’s creditworthiness thereby affecting its credit spread, all of the information that is publicly available about an issuer affects its credit spreads. For example, it is not unusual for issuers with the same ratings to have different credit spreads.
Throughout 2005, AIG’s credit spreads showed great volatility, reflecting the market’s changing evaluations of AIG’s credit profile as a whole. The credit spreads were volatile both prior to and following the changes in AIG’s ratings, so it is not possible to determine what, if any, portion of that volatility in credit spreads was directly attributable to the ratings downgrades. However, on a long-term basis, AIG believes that the ratings downgrades have increased AIG’s credit spreads and, as a result, have resulted in an increase in its overall borrowing costs.
7. Please disclose the extent to which your contracts allow clients to terminate if your ratings are downgraded by one or more rating agencies. The discussion should indicate the rough percentage of your contracts that include such provisions and the level to which the ratings must fall before the customer is permitted to cancel the contract.
AIG intends to provide a response to this comment in a supplemental letter.
Form 10-K for the year ended December 31, 2005
Business
The Restatements, page 3
8. In your Form 10-K/A for 2004 filed on March 16, 2006 you indicate that your second restatement consisted of initial adjustments that were reflected in your September 30, 2005 Form 10-Q and additional adjustments that are reflected in the 2004 Form 10-K/A. It appears from your disclosures on pages 23 through 33 of your 2004 Form 10-K/A that many of the additional adjustments are of the same magnitude, if not greater, than your initial adjustments. However, it appears that you only filed a single Item 4.02 Form 8-K related to the initial adjustments on November 8, 2005. Please explain to us why you apparently did not file a second Item 4.02 Form 8-K related to your additional adjustments. In your response, please tell us your consideration of Question 1 in our Current Report on Form 8-K FAQ dated November 23, 2004.

In AIG’s Form 8-K filed on November 9, 2005 (the “November Form 8-K”), AIG disclosed that it had determined that it was required to restate its previously issued financial statements for the years ended December 31, 2004, 2003 and 2002, along with affected Selected Consolidated Financial Data for 2001 and 2000 and quarterly financial information for 2004 and the first two quarters of 2005, and that its prior financial statements for those periods should therefore no longer be relied upon. As disclosed in the 2004 Form 10-K/A, AIG reached this determination following the identification of certain errors, the preponderance of which were identified during the remediation of the material weaknesses in internal controls over financial reporting, principally relating to internal controls surrounding accounting for derivatives and related assets and liabilities, reconciliation of certain balance sheet accounts and income tax accounting.
As also disclosed in the 2004 Form 10-K/A, AIG identified certain additional errors during the ongoing remediation of internal controls over financial reporting, principally relating to one of the same material weaknesses giving rise to the initial adjustments — reconciliation of certain balance sheet accounts. At the time of the detection of these additional errors, AIG had not re-issued the financial statements covered by the November Form 8-K.
Item 4.02 of Form 8-K requires “a brief description of the facts underlying” the conclusion that the financial statements can no longer be relied upon. Since the additional adjustments related principally to a material weakness that had previously been disclosed in the November Form 8-K, AIG concluded that an additional Form 8-K was not required as a result of the additional adjustments. In reaching this conclusion, AIG relied upon Question 23 to the Current Report on Form 8-K Frequently Asked Questions, dated November 23, 2004, which indicates that, once an issuer has filed a Form 8-K under Item 4.02(a), a Form 8-K is not required to report a notice from the issuer’s auditor that the auditor has also concluded that the financial statement should not be relied upon, unless the auditor’s conclusion relates to an error or matter different from what triggered the registrant’s filing. Since the additional adjustments related principally to the remediation of a material weakness previously disclosed in the November Form 8-K, AIG determined that Question 23 was applicable and that a second Form 8-K filing for the additional adjustments was not required. In light of its reliance on Question 23, AIG did not believe that it was necessary to analyze or rely on Question 1.
Management’s Discussion and Analysis
Overview of Operations and Business Results
General Insurance, page 27
9. Please tell us and revise your disclosure here and on page 31 to clarify how changes in estimates related to the remediation of your material weakness in control over certain balance sheet reconciliations negatively impact your operating results in 2005. Please tell us and disclose the dollar impact of these estimate changes. In addition, please explain why these estimates were not apparently corrected in your restatements or whether you underestimated accruals for remediation efforts undertaken in 2004.
In the course of AIG’s remediation efforts, approximately thirty-five adjustments to unreconciled general ledger accounts were identified and evaluated through the framework of APB Opinion No. 20, Accounting Changes, which states that “[e]rrors in financial statements result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared. In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment.” A significant majority of the adjustments arose from mistakes in the application of accounting principles or oversight or misuse of facts that existed at the time the financial statements were prepared, and thus were deemed to be corrections of errors, including adjustments to allowances for doubtful accounts, and were treated as such in AIG’s 2004 Form 10-K/A. With respect to the remaining adjustments, the new information and better insight gained during the remediation process led management to conclude that the items were changes in estimates and therefore appropriately recorded in the 2005 operating results, and not underestimates of accruals for remediation efforts undertaken in 2004.
In response to the Staff’s comment, AIG intends to amend its disclosure in its 2005 Form 10-K/A, as shown in Annex C to more clearly identify the $291 million of expenses as changes in estimates relating to remediation of AIG’s material weaknesses in internal control over certain balance sheet accounts.
Operating Review
General Insurance Operations, page 30
10. You disclose a non-GAAP measure, underwriting profit (loss), that is not a segment reporting measure under SFAS 131 as it cannot be used by your chief operating decision maker to allocate resources across all your segments. In addition, we do not believe that your disclosure of underwriting profit (loss) complies with Item 10(e) of Regulation S-K. Although you disclose why you believe this measure is useful to investors, we believe that you did not adequately describe the benefits this measure provides to the reader that they would be unable to obtain from a discussion of the corresponding GAAP measure. Additionally, you do not disclose with the same prominence the most comparable GAAP measure with a reconciliation to that GAAP measure. In addition, it appears that underwriting profit (loss) eliminates certain recurring items such as realized gains (losses) which is precluded under Item 10(e)(1)(ii)(B) of Regulation S-K. Please refer to Questions 8, 9, and 21 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” Please revise your filing to remove this measure here, in business on page 4 and in your segment financial statement disclosure in Note 2(b) on page 91, or tell us in detail how this measure complies with the guidance referred to above.

AIG believes that underwriting profit (loss) provides a reader of AIG’s financial reports with financial information that is not only meaningful but critically important to understanding the results of property and casualty insurance operations. Operating income of a property and casualty insurance company includes three components: underwriting profit (loss), net investment income and realized capital gains (losses). Without disclosure of underwriting profit (loss), it is impossible to determine how successful an insurance company is in its core business activity of assessing and underwriting risk. Including investment income and realized capital gains (losses) in operating income without disclosing underwriting profit (loss) can mask underwriting losses. The amount of net investment income may be driven by changes in interest rates and other factors that are totally unrelated to underwriting performance. Likewise, including realized capital gains (losses) may also mask an insurance company’s underwriting performance in that management exercises judgment regarding the sale of investment securities due to (among other reasons) changing market conditions, tax strategies, investment portfolio management and liquidity needs. A management decision to sell securities in a gain position for tax purposes has no relevance to the insurance company’s underwriting performance.
Not only is underwriting profit (loss) the most important measurement used by AIG senior management to judge the performance of its property and casualty insurance operations, but this measurement is required to be disclosed in statutory financial statements filed with state insurance departments. Thus, AIG believes that underwriting profit (loss) is not a non-GAAP financial measure pursuant to paragraph (5) of Item 10(e).
Even if underwriting profit (loss) were considered a non-GAAP financial measure, AIG believes that it has presented and discussed this component of operating income in a manner consistent with Item 10(e) of Regulation S-K.
With respect to the equal prominence requirement of clause (e)(1)(i)(A) and the reconciliation requirement of clause (e)(1)(i)(B), AIG notes that each of underwriting profit (loss), net investment income and realized capital gains (losses) are disclosed on page 31 and these items aggregate to operating income from AIG’s general insurance segment — a GAAP measure. Operating income from each of AIG’s segments and from AIG Parent and other operations not required to be reported separately aggregate to Income Before Income Taxes, Minority Interest, and Cumulative Effect of Accounting Changes, the income statement caption representing total operating income. The table on page 31 of the 2005 Form 10-K presents all components included in the calculation of general insurance operating income, and AIG believes that this presentation satisfies both the equal prominence and reconciliation requirements of Item 10(e).
AIG does not believe that its presentation of underwriting profit (loss) falls within the prohibition in clause (e)(1)(ii)(B). As disclosed on page 30 of the 2005 Form 10-K, underwriting profit (loss) is a statutory insurance accounting measurement, adjusted to properly match acquisition expenses over the period during which the related net premiums written are earned in accordance with GAAP. The statutory measurement addresses the results of the underwriting function before the related investment activities that generate investment income and realized capital gains (losses); the results of these activities are not included within the definition of statutory underwriting profit (loss). The exclusion of these elements from AIG’s presentation of underwriting profit (loss) is consistent with statutory principles. Both investment income and realized capital gains (losses) are recurring items. As noted by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, there is no per se prohibition against removing a recurring item. For the reasons discussed above, AIG believes that it has met its burden of demonstrating the usefulness of the underwriting profit measure.
Reinsurance, page 33
11. You disclose that you had no significant reinsurance recoverables due from any individual reinsurer that was financially troubled. Please revise your disclosure to elaborate on the concentration of credit risk inherent in your reinsurance recoverables. In this regard, please disclose the identity of your principal reinsurers, their A.M. Best rating, the amount of reinsurance recoverables from each company and the related security or collateral.
In response to the Staff’s comment, AIG has summarized the gross reinsurance recoverable balances, collateral and uncollateralized reinsurance recoverable balances at December 31, 2005 for each reinsurer representing in excess of five percent of AIG’s reinsurance assets, which it intends to include in its 2005 Form 10-K/A as shown in Annex D.
Reserve for Losses and Loss Expenses, page 34
12. You disclose the name of an independent actuary used to assess the adequacy of your recorded insurance reserves. Your discussion throughout your filing of the use of this firm equates to the use of an expert. Please revise your filing to delete the reference of the use of an independent actuary or provide the consent of the expert when required by Rule 601 of Regulation S-K. If you continue to refer to the use of this firm, please include this expert in your disclosure on page 15 of your pending S-1 registration statement.
As disclosed in the 2005 Form 10-K, AIG engaged Milliman, Inc. (“Milliman”) to provide an independent, comprehensive review of the loss reserves of AIG’s principal property-casualty insurance operations, including a ground up study of AIG’s asbestos and environmental liabilities. Rule 436 under the Securities Act of 1933 requires the consent of an expert in two cases: (1) where any portion of a report or opinion of an expert is quoted or summarized in the registration statement and (2) where it is stated that any information in the registration statement has been reviewed or passed upon by an expert and that information is included in the registration statement upon the authority of or in reliance upon the expert. As to the first prong of Rule 436, the 2005 Form 10-K does not quote nor summarize Milliman’s report. In fact, the 2005 Form 10-K does not refer to a report by Milliman; rather, it refers to the analyses prepared by Milliman. Thus, AIG does not believe that Milliman is an expert under paragraph (a) of Rule 436.
With respect to the second prong of Rule 436, the 2005 Form 10-K disclosure is clear that AIG’s management made its own best estimate of AIG’s loss reserve. (“AIG’s management carefully considered the analyses provided by its actuarial staff and by Milliman for each class of business in determining AIG’s best estimate of its loss reserves.”) Nowhere in the 2005 Form 10-K did AIG attribute its loss reserve estimate to Milliman or state that Milliman had either reviewed or approved AIG’s best estimate of its loss reserves. Accordingly, AIG does not believe that Milliman is an expert under paragraph (b) of Rule 436.
For the foregoing reasons, AIG does not believe that Milliman is an expert whose consent is required under Rule 436.
Results of 2005 Reserving Process, page 35
13. Please revise your disclosure to refine your discussion of prior year loss development and the impact on your reserves for each of the three years presented. In this regard, please specifically address the significant deficiencies for 1999 through 2003 identified in your 10-year loss table on page 8 and the corrective measures you took to adjust your reserving process in each of the last three years.
The disclosure presented on pages 36 and 37 of AIG’s 2005 Form 10-K addresses the effect of prior year development for the 2005 consolidated financial statements. In response to the Staff’s comment, AIG intends to include additional disclosure in its 2005 Form 10-K/A, as shown in Annex E hereto, which includes excerpts from AIG’s 2003 Form 10-K and 2004 Form 10-K/A. AIG believes this revised disclosure addresses the significant deficiencies identified in its 10-year loss table on page 8 for each of the three years presented.
With respect to the corrective measures management took to adjust the reserving process in each of the last three years, AIG notes that during its year-end analysis of actuarial loss reserves in 2003 and 2004, AIG updated its actuarial assumptions used in estimating the loss reserves to reflect updated information with respect to paid losses, loss trends and other relevant factors; the reserving process, however, remained essentially the same.
In 2005, as a result of the continuing adverse development in various classes of business, AIG expanded its reserving process and conducted additional studies as part of the 2005 year-end actuarial loss reserve analysis. Specific improvements are disclosed on pages 36-38 of AIG’s 2005 Form 10-K and include conducting ground-up claim projections covering all open directors and officers liability claims, creating a benchmark study for loss development factors in the excess workers compensation line of business and reviewing both top-down and bottom-up analyses for asbestos and environmental reserves.

14. Please revise your disclosure regarding D&O and related management liability classes of business and excess casualty insurance to clarify which major line of business, as disclosed in the table on page 34, contain these classes.
In response to the Staff’s comment, AIG intends to include disclosure in its 2005 Form 10-K/A, as shown in Annex F.
15. Please revise your disclosure regarding excess workers compensation insurance to clarify whether the study conducted for your 2005 year-end reserve analysis resulted in any adjustment to the key assumptions used in your reserve estimate.
In response to the Staff’s comment, AIG intends to include clarifying disclosure in its 2005 Form 10-K/A, as shown in Annex G hereto.
Volatility of Reserve Estimates and Sensitivity Analyses, page 38
16. If true, please revise your disclosure regarding the five percent changes in both loss cost trends and loss development factors to indicate that they represent your reasonably likely changes in reserve amounts. Otherwise, please revise your disclosure to indicate the reasonably likely changes in your key assumptions and the impact on your reserve amounts. In this regard, for example, your disclosure that it would not be uncommon for the loss development factors for excess workers compensation claims to deviate by greater than five percent appears to indicate that this threshold does not represent your reasonably likely change.
AIG’s current disclosure is based on previous discussion with the Staff. Attached in Annex H is the disclosure that was previously agreed with the Staff and that forms the basis of AIG’s current disclosure. The five percent was agreed to with the Staff on the basis that it provided a meaningful sensitivity analysis of the effect of loss and loss expenses as a result in changes in the specified assumptions. AIG believes that its current disclosure provides meaningful information concerning the effect that changes in certain assumptions may have on its loss reserves.
Asbestos and Environmental Reserves, page 40
17. Please revise your disclosure to clarify why you recorded an $843 million increase in net asbestos reserves during the fourth quarter of 2005 when it appears that your detailed analyses indicated a reserve deficiency of only $265 million.
The increase in asbestos reserves of $843 million represents management’s best estimate after consideration of a number of factors, including the results of the respective top-down and ground-up analyses performed in the fourth quarter of 2005. The reserve deficiency of $265 million represents the results of a top-down analysis, which has historically been performed by AIG. The specificity of the ground-up analysis along with the continuation of the trend of adverse report year development for asbestos, the increase in paid losses in 2005 from 2004 levels and the uncertainty regarding AIG’s liability for asbestos, caused management to rely on the ground-up analysis and increase its carried net reserves by $843 million. AIG now plans to update this ground-up study on an annual basis.
In response to the Staff’s comment, AIG intends to modify the disclosure on page 41 in its 2005 Form 10-K/A, as shown in Annex I.
Insurance and Asset Management Invested Assets, page 48
18. Please revise your disclosure to reconcile the amounts of invested assets in the table on page 49 to those disclosed on your balance sheet.
Attached as Annex J is a reconciliation of invested assets in the table on page 49 to the amounts disclosed in AIG’s consolidated balance sheet on page 72. The amounts reported in the table on page 49 include the General Insurance, Life Insurance & Retirement Services, and Asset Management segments, whereas the balance sheet amounts for invested assets also include the Financial Services and Other segments. Furthermore, the table on page 49 combines certain balance sheet line items which are detailed in the “Reclass” column of the reconciliation. AIG intends to include this reconciliation in its 2005 Form 10-K/A.
Financial Services Results, page 54
19. Please revise your filing to disclose the nature of the material hedging transactions that resulted within the Capital Markets in a fluctuation from $(1.1) billion in 2003 to $2.01 billion in 2005 as briefly mentioned in footnote (a) to the table of Financial Services operations and in other parts of your document.
The material hedging transactions that resulted within the Capital Markets in a fluctuation from $(1.01) billion in 2003 to $2.01 billion in 2005 principally related to the interest rate and foreign currency derivatives entered into by Capital Markets to hedge securities available for sale, borrowings under obligations of guaranteed investment agreements, notes and bonds payable. As part of the first restatement, management determined that these derivatives, though highly effective economic hedges, do not qualify for hedge accounting under SFAS 133. In response to the Staff’s comment, AIG intends to add the disclosure to its 2005 Form 10-K/A, as shown in Annex K.
Capital Resources, page 58
Contractual Obligations and Other Commercial Commitments, page 61
20. In footnote (c) to your contractual obligations table you indicate that you exclude liabilities for future policy benefits and policyholder contract deposits because the timing of payment of these liabilities is not reasonably fixed and determinable. Although we acknowledge that the specific dates of payment may not be known, we do not understand why reasonable estimates of the timing of payments cannot be made when enough information is available to reasonably estimate the obligation. Please revise your obligations table to reflect the estimated timing of payment of these obligations or tell us in great detail why you cannot reasonably estimate the timing of payments and how this inability to reasonably estimate the timing affects your estimate of the obligation recorded in your 2005 financial statements. Additionally, please disclose a reconciliation between the amounts disclosed within the table to the amounts recorded in your 2005 financial statement.
We have reviewed our actuarial estimates for future policy benefits and policyholder contract deposits that were excluded from the contractual obligations table. We believe that our actuarial projections can provide a basis for estimates of the timing of net future policy benefits payments using assumptions based on observed historical trends and other factors. In response to the Staff’s comment, AIG intends to revise the contractual obligations table included in its 2005 Form 10-K/A by adding estimates for these future payments to the information included under the caption “Insurance and investment contract liabilities” and amending footnote (c) to the table, as shown in Annex L.
Financial Statements, page 69
Note 2: Segment Information, page 88
21. Please revise your filing to disclose your revenue from each of your major product or service lines as required by paragraph 37 of SFAS 131. Otherwise, please tell us where this information is disclosed in your filing.
In defining its reportable segments under SFAS 131, AIG considered whether it was most appropriate that they be organized by geographic areas, product lines or major customers. AIG management is organized around products and services; therefore identification of its reportable segments by product line is consistent with this structure. AIG’s major product/service groupings are: general insurance products; life & retirement services products; financial services products and services; and asset management products and services.
Each reportable segment is itself a group of similar products and services that AIG believes appeal to specific markets and customers. Each grouping requires specialized knowledge, skills and systems to administer and manage, which is reflected in AIG’s organizational and reporting segments. Pages 88 and 89 of the 2005 Form 10-K include a description of these major product groupings.
For the foregoing reasons, AIG believes that the existing disclosures meet the reporting requirements for each group of similar products and services under paragraph 37 of SFAS 131. In future filings, AIG will revise the description of its segments in Note 2 to the financial statements to clarify that the segments represent these major product groupings.

Schedule, page 163
22. Please revise your filing to include Schedules V regarding valuation and qualifying accounts and VI regarding supplemental information concerning property-casualty insurance operations as required by Rule 7-05(c) of Regulation S-X. Otherwise, please explain to us where this information is disclosed or why you believe it is not required.
Regulation S-X, Rule 7-05, requires a Schedule V—Valuation and Qualifying Accounts and Schedule VI—Supplemental information concerning property-casualty insurance operations for each period for which an audited income statement is required. Rule 7-05 states in part “[i]f the information required by any schedule (including the notes thereto) may be shown in the related financial statement or in a note thereto without making such statement unclear or confusing, that procedure may be followed and the schedule omitted.”
AIG believes that Schedule V is not required because the information called for by the schedule is either immaterial to AIG or disclosed elsewhere in AIG’s 2005 Form 10-K. The allowance balances for the two most recent years are shown on the face of the respective balance sheet line items. Furthermore, with respect to the additions or deductions to these balances, the most significant change to these accounts is the $291 million change in estimate for uncollectible reinsurance and other premium balances disclosed on page 91 of the 2005 Form 10-K under footnote (g) to the General Insurance operating income tables. No other changes to the balances were individually significant to AIG. Therefore, as permitted by Rule 12-09 of Regulation S-X, AIG omitted this information. Annex M provides the basis for AIG’s determination that these amounts are immaterial.
AIG believes that Schedule VI is not required because all information called for is already disclosed elsewhere in AIG’s 2005 Form 10-K. For clarification, Annex N sets forth the information required by Schedule VI and states where this information can be found in AIG’s 2005 Form 10-K. AIG believes Annex N demonstrates that the presentation of the information in the 2005 Form 10-K is neither unclear nor confusing.

* * *
Thank you again for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Sincerely,
/s/ Kathleen E. Shannon
Kathleen E. Shannon

(Enclosures)

cc:	Mark Brunhofer John Krug Kevin Woody (Securities and Exchange Commission) Ann Bailen Fisher Robert W. Reeder III Robert S. Risoleo (Sullivan & Cromwell LLP)

Annex A
The following disclosure will be inserted on page 10 of Amendment No. 1:
RELATIONSHIPS WITH STARR AND SICO
     Both Starr, also a private holding company, and SICO own substantial amounts of AIG Common Stock and have had other relationships with AIG. AIG is providing the following information to give a historical perspective on the payments made by Starr and SICO to AIG executive officers. The information in the following tables pertaining to Starr and SICO reflects the best information available to AIG, but AIG does not currently have full access to the books and records of Starr or SICO.
     Payments and Benefits Provided by Starr and SICO. The following table details salary, bonus and directors’ fees paid by Starr and SICO. Starr and SICO also provided perquisites and other personal benefits to AIG executives for their service to Starr and SICO. AIG does not currently have access to complete information and has not included these amounts in the table.

Summary Of Salary, Bonus And Directors Fees Paid By Starr And SICO

			Bonus
			Amounts	Directors Fees
			Paid by SICO
Name	Year	Starr Salary	and/or Starr	Starr	SICO
Martin J. Sullivan	2005	$55,000	$—	$25,000	$12,500
	2004	99,000	100,000	100,000	50,000
	2003	91,385	75,000	100,000	50,000
Donald P. Kanak	2005	44,000	—	25,000	12,500
	2004	88,000	100,000	100,000	50,000
	2003	68,538	—	100,000	50,000
Steven J. Bensinger	2005	12,500	—	—	—
	2004	25,000	15,000	—	—
	2003	—	—	—	—
Jay S. Wintrob	2005	33,000	—	25,000	12,500
	2004	66,000	100,000	100,000	50,000
	2003	68,538	75,000	100,000	50,000
Richard W. Scott	2005	12,500	—	—	—
	2004	25,000	—	—	—
	2003	25,962	—	—	—
Thomas R. Tizzio(1)	2005	20,000	6,000	25,000	12,500
	2004	62,000	62,000	100,000	50,000
	2003	87,231	62,000	100,000	50,000
Edmund S.W. Tse(1)	2005	77,000	—	12,500	12,500
	2004	154,000	150,000	50,000	50,000
	2003	154,000	150,000	50,000	50,000
Rodney O. Martin, Jr.	2005	16,000	—	—	—
	2004	32,000	—	—	—
	2003	33,231	—	—	—
Kristian P. Moor	2005	44,000	—	25,000	12,500
	2004	77,000	125,000	100,000	50,000
	2003	79,962	100,000	100,000	50,000
Win J. Neuger	2005	38,500	—	25,000	12,500
	2004	281,000	75,000	100,000	50,000
	2003	283,538	50,000	100,000	50,000
All Executive Officers of AIG as a Group(1)	2005	563,125	12,000	287,500	125,000
	2004	1,339,250	1,119,000	1,300,000	650,000
	2003	1,337,183	784,000	1,250,000	650,000

Separated During 2005(2)
M.R. Greenberg	2004	380,000	2,630,000	100,000	50,000
	2003	394,615	2,128,000	100,000	50,000
Howard I. Smith	2004	165,000	150,000	100,000	50,000
	2003	171,346	100,000	100,000	50,000

(1)	Messrs. Tizzio and Tse also received nominal dividends from SICO in connection with their ownership of SICO voting stock. Messrs. Tizzio and Tse each own 10 shares of SICO voting stock and executive officers of AIG as a group own 30 shares of SICO voting stock.

(2)	AIG does not have complete information regarding payments to Messrs. Greenberg and Smith in 2005.

     Investments in Starr. Starr from time to time offered members of AIG’s senior management the opportunity to purchase shares of its common stock. Book value was used to determine the purchase price, and the shares have generally paid cash dividends as well as dividends in the form of non-voting preferred shares.
     On January 9, 2006, Starr announced that it had completed its tender offers to purchase interests in Starr and that all eligible shareholders had tendered their shares. The tender offer price was $426 per Starr common share and 1.42 times the liquidation value of the Starr preferred shares. As a result of completion of the tender offer, no current AIG executive officer holds any Starr interest. The table below reflects holdings of the executive officers named in the Summary Compensation Table of AIG’s Proxy Statement as of January 1, 2005. AIG understands these were the holdings of the executives as of the times their shares were tendered.
Starr Holdings Prior to Tender Offer(1)

		Liquidation Value of	Cash Dividends
Name	Common Shares(2)	Preferred Shares	Paid in 2005
Martin J. Sullivan	1,250	$10,062,500	$175,625
Donald P. Kanak	1,000	8,250,000	142,500
Steven J. Bensinger	125	275,000	10,250
Jay S. Wintrob	750	7,275,500	117,750
Richard W. Scott	125	550,000	13,000
Thomas R. Tizzio	1,500	32,060,000	395,600
Edmund S.W. Tse	1,750	26,633,750	371,338
Rodney O. Martin, Jr.	250	1,600,000	31,000
Kristian P. Moor	875	9,237,500	152,375
Win J. Neuger	875	8,000,000	132,500
All Executive Officers of AIG as a Group	12,750	175,893,750	2,422,857

(1)	AIG does not have current information regarding the holdings of Messrs. Greenberg and Smith in Starr.

(2)	This column represents ownership of shares of Starr common stock, except for Messrs. Bensinger and Scott, who held Class B common stock.
Certain Transactions
     Certain transactions in 2005 effected in the ordinary course of business between AIG and its subsidiaries and SICO and Starr are summarized in the following table:

	SICO and	Starr and
	Subsidiaries	Subsidiaries
	(in thousands)
AIG and Subsidiaries Paid:
For production of insurance business*	$—	$214,000
For services	1,000	—
Rentals	3,000	20

	SICO and	Starr and
	Subsidiaries	Subsidiaries
	(in thousands)
AIG and Subsidiaries Received:
For Services	2,000	21,400
Rentals	—	1,600

*	From these payments, Starr is generally required to pay commissions due originating brokers and its operating expenses. The amounts represent approximately 0.2 percent of the gross revenues of AIG.

Annex B
The following disclosure will be inserted on page 2 of Amendment No. 1:
From March through June of 2005, the major rating agencies downgraded AIG’s ratings in a series of actions. Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), lowered the long-term senior debt and counterparty ratings of AIG from ‘AAA’ to ‘AA’ (second highest of eight rating categories) and changed the rating outlook to negative. S&P’s outlook indicates the potential direction of a rating over the intermediate term (typically six months to two years). A negative outlook means that a rating may be lowered; however, an outlook is not necessarily a precursor to a rating change. Moody’s Investors Service (“Moody’s”) lowered AIG’s long-term senior debt rating from ‘Aaa’ to ‘Aa2’ (second highest of nine rating categories) with a stable outlook. Moody’s appends numerical modifiers 1, 2, and 3 to the generic rating categories to show relative position within rating categories. Fitch Ratings (“Fitch”) downgraded the long-term senior debt ratings of AIG from ‘AAA’ to ‘AA’ (second highest of nine rating categories) and placed the ratings on Rating Watch Negative. A Fitch Rating Watch notifies investors that there is a reasonable probability of a rating change and the likely direction of such change. A Rating Watch Negative indicates a potential downgrade. Rating Watch is typically resolved over a relatively short period. In April 2006, Fitch removed AIG from Rating Watch Negative and affirmed its rating with a stable outlook.
The agencies also took rating actions on AIG’s insurance subsidiaries. S&P lowered the financial strength ratings of AIG’s insurance subsidiaries to ‘AA+’ (second highest rating of eight rating categories) and assigned a negative rating outlook. Fitch also lowered the financial strength ratings of AIG’s insurance companies to ‘AA+’ (second highest of nine rating categories) and placed them on Rating Watch Negative. In April 2006, Fitch removed the financial strength ratings from Rating Watch Negative and affirmed them with a stable outlook. S&P and Fitch ratings may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories. Moody’s lowered the insurance financial strength ratings generally to either ‘Aa1’ or ‘Aa2’ (both within the second highest of nine rating categories) with a stable outlook. A.M. Best downgraded the financial strength ratings of most of AIG’s insurance subsidiaries from ‘A++’ to ‘A+’ (second highest of fourteen rating levels) and the issuer credit ratings from ‘aa+’ to ‘aa-’ (remaining within the second highest of nine rating levels) and placed the ratings under review with negative implications. An under review modifier by A.M. Best is assigned to a company whose rating opinion is under review and may be subject to change in the near-term, generally defined as six months. Negative implications indicates a potential downgrade.
In addition, S&P changed the outlook on the ‘AA-’ long-term senior debt rating (second highest out of eight rating categories) of International Lease Finance Corporation (a wholly owned subsidiary of AIG) (“ILFC”) to negative. Moody’s affirmed ILFC’s long-term and short-term senior debt ratings (‘A1’/‘P-1’) (third highest of nine, and highest of

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three, rating categories, respectively). Fitch downgraded ILFC’s long-term senior debt rating from ‘AA-’ to ‘A+’ (third highest of nine rating categories), placed it on Rating Watch Negative and downgraded ILFC’s short-term debt rating from ‘F1+’ to ‘F1’ (remaining within the highest of five rating categories). In April 2006, Fitch removed ILFC’s long-term senior debt rating from Rating Watch Negative and affirmed it with a stable outlook.
Fitch also placed the ‘A+’ long-term senior debt ratings (third highest of nine rating categories) of American General Finance Corporation and American General Finance, Inc. (wholly owned subsidiaries of AIG) on Rating Watch Negative. In April 2006, these ratings were also removed from Rating Watch Negative and affirmed with a stable outlook. S&P and Moody’s affirmed the long-term and short-term senior debt ratings of American General Finance Corporation of ‘A+’/‘A-1’ (third highest of eight rating categories / highest of eight rating categories) and ‘A1’/‘P-1’ (third highest of nine rating categories / highest of three rating categories), respectively.

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Annex C
AIG intends to include the following disclosure at the end of the paragraph under the heading of “General Insurance” on page 27:
     DBG’s 2005 operating income also included $291 million of expenses related to changes in estimates for uncollectible reinsurance and other premium balances related to the remediation of AIG’s material weakness in internal control over certain balance sheet reconciliations.
In addition, AIG proposes modifying the disclosure in footnote (c) to the General Insurance operating income tables on page 31 as follows:
          The 2005 underwriting loss for DBG includes $291 million of expenses from changes in estimates for uncollectible reinsurance and other premium balances related to the remediation of the material weakness in internal control over certain balance sheet reconciliations and $100 million of accrued expenses in connection with certain workers compensation insurance policies written between 1985 and 1996. See Note 12(i) of Notes to Consolidated Financial Statements.

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Annex D
AIG intends to include the following disclosure after the second paragraph under the heading “Reinsurance” on page 33:
The following table presents each reinsurer representing in excess of five percent of AIG’s reinsurance assets at December 31, 2005.
(dollars in millions)

					Uncollateralized
	A.M.	Gross	Percent of		Reinsurance
	Best	Reinsurance	Reinsurance	Collateral	Assets
Reinsurer	Rating	Assets	Assets, Net	Held
Swiss Reinsurance Group	A+	$2,397	9.6%	$537	$1,860
Lloyd’s Syndicates — Lloyd’s of London	A	$1,648	6.6%	$174	$1,474
Munich Reinsurance Group	A+/A	$1,627	6.5%	$221	$1,406
Berkshire Hathaway Insurance Group	A++	$1,390	5.6%	$106	$1,284

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Annex E
AIG intends to include the following disclosure under the heading “Results of 2005 Reserving Process” in Management’s Discussion and Analysis of Financial Condition and Results of Operations:
     The deficiency of approximately $3.6 billion that emerged in 2004 can be attributed to approximately $750 million in development from claims for accident year 2002 and prior for D&O and $500 million in development from claims for accident year 2000 and prior for excess casualty, as well as $850 million attributable to the change in estimate for asbestos and environmental exposures. Additionally, the general reinsurance operations of Transatlantic accounted for approximately $300 million of the adverse development in 2004. The deficiency also includes the amortization of $377 million of discount. Other classes of business contributed deficiencies or redundancies of lesser amounts. For most classes, accident years 2001 and prior generally produced adverse development in 2004, whereas accident year 2003 generally produced favorable development.
     With respect to the 2004 year-end actuarial loss reserve analysis for DBG, the actuaries continued to utilize the modified assumptions which gave additional weight to actual loss development from the more recent years, as identified during 2002 and 2003 analysis, with appropriate adjustments to account for the additional year of loss experience which emerged in 2004. Although the actuaries continued to use actuarial assumptions that rely on expected loss ratios based on the results of prior accident years, the expected loss ratio assumptions used continue to give far greater weight to the more recent accident year experience than was the case in prior year-end assumptions. For example, for the excess casualty lead umbrella class of business, 100 percent weight was given to the accident years 1998-2001, with no weight given to the more favorable experience of accident years prior to 1998.
     The deficiency in 2003 can be attributed primarily to greater than expected emergence of claims from accident years 1999 and 2000. Loss development patterns utilized to test the reserves generally rely on the actual historical loss development patterns of prior accident years for each class of business. Accident years 1999 and 2000 exhibited significantly higher than normal loss development in 2003, thus creating the adverse developments noted above. The classes accounting for the majority of this higher than expected loss emergence in 2003 were excess casualty, directors and officers’ liability, and healthcare liability.

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Annex F
AIG intends to include the following disclosure on page 36 at the end of the paragraph under the heading — D&O and related management liability classes of business:
     Loss reserves pertaining to D&O and related management liability classes of business are included in the Other Liability Claims Made line of business, as presented in the table on page 34.
In addition, AIG intends to include the following disclosure on page 36 at the end of the paragraph under the heading — Excess Casualty:
     Loss reserves pertaining to the excess casualty class of business are generally included in the Other Liability Occurrence line of business, with a small portion of the excess casualty reserves included in the Other Liability Claims Made line of business, as presented in the table on page 34.

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Annex G
AIG intends to include the following disclosure on page 37 at the end of the second paragraph under the heading — Excess Workers Compensation:
     As a result of the 2005 study of excess workers compensation claims, the key actuarial assumptions pertaining to loss development factors for this class of business were increased to reflect the indications of the claims study.

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Annex H
The following is an excerpt from AIG’s May 10, 2004 response to the SEC’s April 16, 2004 comment letter:
We note that you do provide some more specific sensitivity discussion of a smaller portion of these reserves. Please expand this discussion to cover all of these reserves.
AIG Response:
In future filings, AIG will expand its sensitivity discussion with respect to its loss reserves with language similar to the following:
For the excess casualty class of business, a 5 percent change in the assumed loss cost trend from each accident year to the next would cause approximately a $400 million impact (either positively or negatively) to the net loss and loss expense reserve for this business. For the D&O and related management liability classes of business, a 5 percent change in the assumed loss cost trend would also cause approximately a $400 million impact (either positively or negatively) to the net loss and loss expense reserve for such business. For healthcare liability business, including hospitals and other healthcare exposures, a 5 percent change in the assumed loss cost trend would cause approximately a $100 million impact (either positively or negatively) to the loss and loss expense reserve for this business. Actual loss cost trends in the early 1990s were negative for these classes, whereas in the late 1990s loss costs trends ran well into the double digits for each of these three classes. The sharp increase in loss costs in the late 1990’s was thus much greater than the 5 percent changes cited above, and caused significant increases in the overall loss reserve needs for these classes. While the changes in the loss cost trend assumptions can result in a significant impact on the reserve needs for other smaller classes of casualty business, the potential impact of these changes on AIG’s overall carried reserves would be much less than for the classes noted above.
There is also the potential for variation when actual loss development differs from the assumptions used with respect to future loss development factors. For the excess casualty class, if future loss development factors differed by 5 percent from those utilized in the year-end 2003 loss reserve review, there would be approximately a $400 million impact on the overall AIG loss reserve position. The comparable impact on the D&O and related management liability classes would be approximately $200 million if future loss development factors differed by 5 percent from those utilized in the year-end 2003 loss reserve review. For healthcare liability classes, the impact would be approximately $100 million. For workers’ compensation reserves, the impact of a 5 percent deviation from the loss development factors utilized in the year-end 2003 reserve reviews would be approximately $600 million (either positively or negatively). Because loss development factors for this class have shown less volatility than higher severity classes such as excess casualty, however, actual changes in the loss development factors are expected to be less than 5 percent. There is some degree of volatility in loss development patterns for other

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longer tail liability classes as well. However, the potential impact on AIG’s reserves would be much less than for the classes cited above.

H-2

Annex I
AIG intends to revise the third sentence in the second to last paragraph on page 41 to read as follows:
     The indication from the third scenario of the top-down analysis for the asbestos reserves was approximately $265 million greater than AIG’s carried net asbestos reserves, prior to its increase in the fourth quarter of 2005.
In addition, AIG intends to revise the last paragraph on page 41 to read as follows:
     After carefully considering the results of the ground-up analysis, which AIG now plans to update on an annual basis, as well as all of the above factors, including the recent report year experience, AIG determined its best estimate was to recognize an increase of $843 million in its carried net asbestos reserves, and an increase of $30 million in its carried net environmental reserves at December 31, 2005. This increase in carried net asbestos reserves reflects the change from AIG’s historical top-down analysis to the ground-up analysis described above. The corresponding increases in gross reserves were approximately $1.97 billion for asbestos and $56 million for environmental, respectively.

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Annex J

Summary of Invested Assets for MD&A	12/31/2005

		Life Insurance				Percent					As Reported:
	General	& Retirement	Asset		Percent of	Distribution		Financial			Consolidated Balance
(dollars in millions)	Insurance	Services	Management	Total	Total	Domestic	Foreign	Services	Other	Reclassification*	Sheet

2005 Fixed maturities:
Bonds available for sale, at market value	$50,870	$273,165	$34,174	$358,209	66.2%	59.2%	40.8%	$1,307			$359,516
Bonds held to maturity, at amortized cost	21,528			21,528	4.0	100.0					21,528
Bond trading securities, at market value		1,073	3,563	4,636	0.9	3.3	96.7				4,636
Equity securities:
Common stocks, at market value	4,930	15,558	639	21,127	3.9	18.6	81.4		59	(21,186)
Common stocks available for sale, at market value										12,227	12,227
Common stocks trading, at market value										8,959	8,959
Preferred stocks available for sale, at market value	1,632	760		2,392	0.4	88.8	11.2	10			2,402
Mortgage loans on real estate, policy & collateral loans	19	18,406	4,594	23,019	4.3	65.5	34.5			(23,019)
Mortgage loans on real estate, net of allowance								71		14,229	14,300
Policy loans								2		7,037	7,039
Collateral and guaranteed loans, net of allowance								1,719	98	1,753	3,570
Financial services assets:
Flight equipment primarily under operating leases, net of accumulated depreciation								36,245			36,245
Securities available for sale, at market value								37,511			37,511
Trading securities, at market value								6,499			6,499
Spot commodities								92			92
Unrealized gain on swaps, options and forward transactions								18,695			18,695
Trading assets								1,204			1,204
Securities purchased under agreements to resell, at contract value								14,519		28	14,547
Finance receivables, net of allowance								27,995			27,995
Securities lending collateral, at market value	4,931	42,991	11,549	59,471	11.0	87.3	12.7				59,471
Other invested assets	6,272	7,805	10,459	24,536	4.5	85.7	14.3	2,751	8	(28)	27,267
Short-term investments, at cost	2,787	6,844	5,815	15,446	2.8	26.1	73.9	1,713	80	(1,897)	15,342
Cash										1,897	1,897
Investment income due and accrued	1,232	4,073	402	5,707	1.1	56.9	43.1	18	2		5,727
Real estate	603	2,729	1,710	5,042	0.9	45.2	54.8	24	32		5,098

Total	94,804	373,404	72,905	541,113	100.0%	62.3%	37.7%	150,375	279		691,767

Less:
Cash	305	989	196	1,490				331	76		1,897
Investment income due and accrued	1,232	4,073	402	5,707				18	2		5,727
Real estate	603	2,729	1,710	5,042				24	32		5,098

Total investments and financial services assets	$92,664	$365,613	$70,597	$528,874				$150,002	$169		$679,045

*	Certain accounts presented separately in the Consolidated Balance Sheet are combined in the above tables.

Summary of Invested Assets for MD&A	12/31/2004

		Life Insurance				Percent					As Reported:
	General	& Retirement	Assets		Percent of	Distribution		Financial			Consolidated Balance
(dollars in millions)	Insurance	Services	Management	Total	Total	Domestic	Foreign	Services	Other	Reclassification*	Sheet

2004 Fixed maturities:
Bonds available for sale, at market value	$44,376	$259,602	$39,077	$343,055	68.5%	61.2%	38.8%	$1,344			$344,399
Bonds held to maturity, at amortized cost	18,294			18,294	3.7	100.0					18,294
Bond trading securities, at market value		600	2,384	2,984	0.6	1.2	98.8				2,984
Equity securities:
Common stocks, at market value	4,165	11,280	177	15,622	3.1	21.9	78.1		44	(15,666)
Common stocks available for sale, at market value										9,772	9,772
Common stocks trading, at market value										5,894	5,894
Preferred stocks available for sale, at market value	1,466	565		2,031	0.4	91.9	8.1	9			2,040
Mortgage loans on real estate, policy & collateral loans	22	16,858	5,093	21,973	4.4	65.6	34.4			(21,973)
Mortgage loans on real estate, net of allowance								53		13,093	13,146
Policy loans								2		7,033	7,035
Collateral and guaranteed loans, net of allowance								1,456		1,847	3,303
Flight equipment primarily under operating leases, net of accumulated depreciation								32,130			32,130
Securities available for sale, at market value								31,225			31,225
Trading securities, at market value								2,746			2,746
Spot commodities								534			534
Unrealized gain on swaps, options and forward transactions								22,670			22,670
Trading assets								3,433			3,433
Securities purchased under agreements to resell, at contract value								26,272			26,272
Finance receivables, net of allowance								23,574			23,574
Securities lending collateral, at market value	4,889	34,923	9,357	49,169	9.8	86.7	13.3				49,169
Other invested assets	5,604	7,072	8,316	20,992	4.2	86.7	13.3	2,230	337		23,559
Short-term investments, at cost	2,113	5,515	9,679	17,307	3.4	37.1	62.9	799	5	(2,009)	16,102
Cash										2,009	2,009
Investment income due and accrued	997	4,035	461	5,493	1.1	57.3	42.7	63			5,556
Real estate	592	3,007	326	3,925	0.8	22.8	77.2	26	28		3,979

Total	82,518	343,457	74,870	500,845	100.0%	63.8%	36.2%	148,566	414		649,825

Less:
Cash	290	502	966	1,758				250	1		2,009
Investment income due and accrued	997	4,035	461	5,493				63			5,556
Real estate	592	3,007	326	3,925				26	28		3,979

Total investments and financial services assets	$80,639	$335,913	$73,117	$489,669				$148,227	$385		$638,281

*	Certain accounts presented separately in the Consolidated Balance Sheet are combined in the above tables.

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Annex K
AIG intends to add the following language on page 54 after the second sentence of the paragraph under “Financial Services Results”:
     The effect of the Capital Markets’ derivatives not qualifying for hedge accounting on revenues and operating income in 2005, 2004 and 2003 was $2.01 billion, $(122) million and $(1.01) billion, respectively. These amounts related primarily to interest rate and foreign currency derivatives hedging available for sale securities and borrowings.

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Annex L
The information shown below will replace the amounts shown in the 2005 Form 10-K for the caption “Insurance and investment contract liabilities” in the Contractual Obligations and Other Commercial Commitments table and the related footnote. Total amounts shown in the table will be adjusted accordingly.

Payments due by Period
		Less	One
		Than	Through	Four	After
	Total	One	Three	Through	Five
(in millions)	Payments	Year	Years	Five Years	Years
Insurance and investment contract liabilities (c)	596,575	27,445	45,347	42,863	480,920

(c)	Insurance and investment contract liabilities include various investment-type products with contractually scheduled maturities including periodic payments of a term certain nature and guaranteed maturities under guaranteed investment contracts. Insurance and investment contract liabilities also include benefit and claim liabilities, of which a significant portion represents policies and contracts that do not have stated contractual maturity dates and may not result in any future payment obligation. For these policies and contracts (i) AIG is currently not making payments until the occurrence of an insurable event, such as death or disability, (ii) payments are conditional on survivorship, or (iii) the occurrence of a payment due to surrender or other non-scheduled event out of AIG’s control. We have made significant assumptions to determine the estimated undiscounted cash flows of these contractual policy benefits which include mortality, morbidity, future lapse rates, expenses, investment returns and interest crediting rates, offset by expected future deposits and premium on in-force policies. Due to the significance of the assumptions used, the amounts presented could be materially different from actual required payments. The amounts presented in this table are undiscounted and therefore exceed the future policy benefits and policyholder contract deposits included in the balance sheet.

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Annex M
AMERICAN INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
Valuation and Qualifying Accounts
(in millions)

	Balance at		Balance at
	beginning of year	Change *	end of year

2005
Reinsurance assets	832	160	992
Premiums and insurances balances receivable	690	321	1,011
Finance receivables	571	99	670
Mortgage loans	65	(11)	54
Collateral and guaranteed loans	18	(8)	10
Total Valuation and Qualifying Accounts (a)	2,176	561	2,737

Total Assets (b)	801,145		853,370
Total Benefits and Expenses (b)		93,692
% (a divided by b)	0.27%	0.60%	0.32%

2004
Reinsurance assets	565	267	832
Premiums and insurances balances receivable	568	122	690
Finance receivables	562	9	571
Mortgage loans	68	(3)	65
Collateral and guaranteed loans	15	3	18
Total Valuation and Qualifying Accounts (a)	1,778	398	2,176

Total Assets (b)	675,602		801,145
Total Benefits and Expenses (b)		82,821
% (a divided by b)	0.26%	0.48%	0.27%

2003
Reinsurance assets	537	28	565
Premiums and insurances balances receivable	440	128	568
Finance receivables	564	(2)	562
Mortgage loans	77	(9)	68
Collateral and guaranteed loans	54	(39)	15
Total Valuation and Qualifying Accounts (a)	1,672	106	1,778

Total Assets (b)	561,598		675,602
Total Benefits and Expenses (b)		67,514
% (a divided by b)	0.30%	0.16%	0.26%

*	As disclosed on page 91, Note 2(b) in 2005 Form 10-K, the 2005 change includes $291 million of expenses related to changes in estimates for uncollectible reinsurance and other premium balances.

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ANNEX N

SCHEDULE VI

AMERICAN INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

Supplementary Information Concerning Property-Casualty Insurance Operations
2003-2005
(in millions)

							Claims and
							claim
							adjustment
							expenses
		Claims and					incurred
	Deferred	Claim					related to:
	Policy	Adjustment	Discount from			Net
Affiliation with	Acquisition	Expense	reserves for	Unearned	Earned	Investment	Current	Prior
Registrant (1)	Costs	Reserves	unpaid claims	Premiums	Premiums	Income	Year	Year

	a	a	a	a	a	a	b	b

2005	$4,048	$77,169	$2,110	$24,243	$40,809	$4,031	$28,426	$4,665

2004	$3,998	$61,878	$1,553	$23,400	$38,537	$3,196	$26,793	$3,564

2003	$3,619	$51,871	$1,516	$21,235	$31,306	$2,566	$20,509	$2,363

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Amortization	Paid claims
	of deferred	and claim
Affiliation with	acquisition	adjustment	Premiums
Registrant (1)	costs	expenses	written

	a	b	a

2005	$7,430	$22,241	$41,872

2004	$6,238	$19,855	$40,623

2003	$4,676	$16,962	$35,031

(1) Consolidated property-casualty insurance operations.

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a-Disclosed on page 166 - Schedule III - Supplementary Insurance Information

b- Disclosed on page 98 - Note 6(a) - Reserve for Losses and Loss Expenses and Future Life Policy Benefits and Policyholders’ Contract Deposits

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